UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Manual for Participation in General Shareholders' Meetings

Extraordinary General Meeting

September 28, 2009

CPFE3 NOVO MERCADO BM&FBOVESPA

CPL LISTED NYSE

CPFL ENERGIA

Contents

1	Message from the Chairman of the Board of Directors	3

2	Message from the Chief Executive Officer	4

3	Guidelines for Participation in the General Meetings	5
	3.1 – Shareholders present	5
	3.2 – Shareholders represented by proxies	5
	3.3 – Holders of ADRs	7

4	Call Notice	8

5	Information on the matters to be deliberated	9
	5.1 – Proposals to be decided on by the Shareholders	9
	5.2 – Legal Provisions and Provisions of the Shareholders’ Agreement and the Company’s Bylaws	9
	5.3 – Background	11
	5.4 – Election of the new full member of the Board of Directors	12

	Standard Power of Attorney	14

1. Message from the Chairman of the Board of Directors

Dear Shareholders,

We invite you all to participate in the next Extraordinary General Meeting of CPFL Energia S.A. ("EGM" or "Meeting"), to be held at 10:30 a.m. on September 28, 2009 at our head office, located at Rua Gomes de Carvalho, 1510, 14th floor, in the city of São Paulo.

The purpose of this Manual is to provide the information necessary to enable you to exercise your right to vote at this EGM, which will be electing my replacement, as I am stepping down from the Board of Directors of CPFL Energia, after nearly three years during which I have been a member and Chairman of the Board.

I take this opportunity to express my satisfaction of having served on the Management of CPFL Energia and, together with my fellow members of the Board of Directors, to have participated in the Company's path to success.

I hope that this Manual will assist you in analyzing the proposals submitted for discussion, as it provides further information on the composition of the Board of Directors and the election of the new member to the board, Mr. Pedro Pullen Parente, whose experience will certainly bring an important contribution to the Company.

I also take this opportunity to convey my appreciation and respects to all Shareholders, the Executive Board, the members of the Board of Directors and the Fiscal Council, and to the employees of CPFL Energia.

Cordially yours,

Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

2. Message from the Chief Executive Officer

Dear Shareholders,

The Manual for Participation in General Shareholders' Meetings of CPFL Energia aims to stimulate Shareholders' participation and facilitate their understanding of the topics of interest to the Company, based on the principles of transparency, fairness, accountability and corporate responsibility.

The Manual provides clear and precise information about the matters to be discussed, in addition to guidelines relating to the Extraordinary General Meeting.

We highlight several additional clarifications:

• The minimum quorum for convening the Meeting on first call is the presence of 1/4 (one quarter) of the Shareholders.

• On second call, the Meeting may be convened with any number of Shareholders present.

• All the Company's shares grant voting rights to all our Shareholders.

• Those Shareholders who are unable to be present at the Meeting may appoint a Proxy to represent them. The Proxy may be nominated, at no cost, provided powers of attorney have been granted beforehand in accordance with the guidelines contained in this Manual.

Finally, we thank you for the trust shown and reaffirm our commitment to seeking to create differentiated and sustained value for the Shareholders of CPFL Energia, by acting in accordance with the principles of ethics, excellence and responsibility in conducting CPFL Energia's businesses.

Wilson Ferreira Jr.
Chief Executive Officer

3. Guidelines for Participation in the Extraordinary
General Meeting of CPFL Energia

Shareholders may appear at the Company's head office on the date of the EGM and cast their votes. If they are unable to be present, they may appoint a Proxy, observing the following rules for legalizing their presence and representation:

3.1. Shareholders Present:

Shareholders wishing to participate in the EGM should present themselves a few minutes prior to the time mentioned in the Call Notice (10:30 a.m.), with the following documents:

• Identification document - RG (Brazilian identity card), RNE (Foreigner's identity card), CNH (driving license) or a card issued by an officially recognized professional association;

• Proof of standing as a Company shareholder issued by the financial institution with register of the shares or custodial agent; and

• Proof of standing as the legal agent of a Company shareholder, in the case of a Corporate Entity.

3.2. Shareholder represented by Proxy:

Shareholders who are unable to be present at the Meeting may be represented by a Proxy appointed less than 1 (one) year previously, in accordance with Art. 126, paragraph 1 of Law n°. 6,404/76 (Brazilian Corporate Law).

The powers of attorney may only be granted to persons who fulfill at least one of the following requirements: (i) they should be a shareholder or officer of CPFL Energia, (ii) an attorney, or (iii) a financial institution, in which case, it is the responsibility of the investment fund manager to represent the investors.

Art.13 of the Company's Bylaws state that the following representation documents must be delivered to the head office of CPFL Energia, 24 (twenty-four) hours in advance of the time set for the start of the EGM.

Representation Documents:

• Proxy instrument (power of attorney), with special powers of representation in the Meeting, and certified signature of the Shareholder;

• Proof of ownership of shares issued by CPFL Energia, provided by the registrar financial institution and/or custodial agent; and

• Bylaws or Articles of Association and minutes recording the election of the Officers, if the Shareholder is a Corporate Entity.

The objective of asking Shareholders who wish to be represented by legally appointed proxies to deliver powers of attorney in advance, in accordance with the Company's Bylaws, is merely to facilitate preparation of the documentation for the Meeting and does not represent any obstacle whatsoever to the participation of Shareholders legally qualified to vote. Shareholders may deliver the documentation on the day of the EGM and, in this case, we request that they arrive a few minutes prior to the start of the Meeting to facilitate the identification procedures.

CPFL Energia has provided its Shareholders with a Standard Power of Attorney, through which they may appoint a Company officer, whose details are shown below, to represent them, at no cost, and strictly in accordance with the mandate granted.

• Gisélia da Silva, Brazilian, single, attorney, bearer of Identity Document RG n°. 40.142.764-32, enrolled in the OAB/RS (Brazilian Order of Attorneys/Rio Grande do Sul) under n°. 53.834 and in the CPF/MF (Individual Taxpayers' Register of the Ministry of Finance) under n°. 390.708.590-68, resident and domiciled in the City of São Paulo, State of São Paulo, with offices at Rua Gomes de Carvalho, 1,510, 14th floor.

Please note that powers of attorney issued abroad should be notarized by a Notary Public and should also be consularized by a Brazilian Consulate and translated into Portuguese by a sworn translator.

The proxy documents should be sent to the head office of CPFL Energia, c/o the Board of Directors Advisory Department, at the following address: Rua Gomes de Carvalho, n°. 1510, 14° andar, cj. 1402, Vila Olímpia, CEP 04547- 005, São Paulo/SP.

3.3 Holders of ADRs

The depositary financial institution for American Depositary Receipts (ADRs) in the United States of America is The Bank of New York Mellon (BNY Mellon).

BNY Mellon will send the proxies to the holders of ADRs, to enable them to exercise their voting rights, and will be represented at the Company's Meetings by their agent in Brazil, Banco Bradesco S.A..

We remind you that our Investor Relations Department is at your disposal to provide any further information you may require in relation to the procedures, timeframes and information relating to the Meeting.

E-mail Address: ri@cpfl.com.br

Contact by Phone: + 55 19 3756 6083

4. Call Notice

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001 -93
NIRE 35.300.186.133

Pursuant to Articles 122 and 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. ("Company") are hereby invited to attend the Extraordinary General Meeting to be held on September 28, 2009 at 10:30 am, at the Company's headquarters at Rua Gomes de Carvalho, 1510, 14th floor, suite 1402, in the city and state of São Paulo, to deliberate on the following Agenda:

I. To acknowledge the resignation of Mr. LUIZ ANIBAL DE LIMA FERNANDES as a sitting member of the Company's Board of Directors, a position to which he was elected by the Ordinary General Meeting on April 23, 2009, and

II. To elect, pursuant to Article 17 of the Company's Bylaws, Mr. PEDRO PULLEN PARENTE to replace Mr. LUIZ ANIBAL DE LIMA FERNANDES for the remaining period of the unified one-year term of office of the Company's Board of Directors, pursuant to Article 150, paragraph 3 of Law 6,404/76.

General Instructions:

In accordance with Article 13 of the Company's Bylaws, shareholders wishing to be represented by a proxy, pursuant to Article 126, paragraph 1 of Law 6,404/76, should deposit the respective powers-of-attorney at the Company's headquarters at least 24 (twenty-four) hours before the Extraordinary Meeting.

São Paulo, August 27, 2009.

Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

Place and Date of Publication: The Call Notice for the Extraordinary General Meeting of CPFL Energia S.A. was published in the Official Gazette of the State of São Paulo (editions of August 28 and 29, and September 1) and in the newspaper Valor Econômico (editions of August 28 and 31, and September 1). Footnote

5. Information on the matters to be deliberated

5.1 Proposals to be decided on by the Shareholders

To acknowledge the resignation of Mr. LUIZ ANIBAL DE LIMA FERNANDES as a sitting member of the Company's Board of Directors, a position to which he was elected by the Ordinary General Meeting on April 23, 2009, and to elect Mr. PEDRO PULLEN PARENTE to replace Mr. LUIZ ANIBAL DE LIMA FERNANDES for the remaining period of the unified one-year term of office of the Company's Board of Directors.

5.2 Legal Provisions of the Law n° 6.404/76 (Corporate Law), the Shareholders' Agreement and the Company's Bylaws

Corporate Law

Art. 122 - A general meeting shall have exclusive powers: II - to elect or discharge company officers or members of the Fiscal Council at any time, except as provided for in item II of article 142.

Art. 150, Subsection 3 – A substitute elected to fill a vacant position shall serve for the remainder of the term of office of the substituted member.

Art. 151 - Withdrawal from office by an officer shall become effective with regard to a company as soon as it receives written communication thereof from the withdrawing party and with regard to a good-faith third party, after registration at the commercial registry and publication, which may be done by the withdrawing officer himself.

CPFL Energia Shareholders’ Agreement

8.2.1. The PARTIES shall elect, jointly, 6 (six) members for the Board of Directors (except under the circumstances dealt with in subclause 8.2.2.1 below). The number of members of the Board of Directors that each PARTY is entitled to appoint shall be in accordance with the participation of the PARTIES in the CONTROL BLOCK, it being incumbent on:

a) VBC, to appoint 3 (three) members;
b) 521, to appoint 2 (two) members;
c) BONAIRE, to appoint 1 (one) member.

8.2.4 The Chairman of the Board of Directors shall be appointed at the first meeting held after the election of its members, among the permanent Members of the Board appointed by the PARTY which, individually, holds the larger amount of the BOUND SHARES and the Vice-Chairman by the PARTY which individually holds the second largest quantity of such shares.

8.4 In the General Meetings called to fill the vacancy of a board member, the PARTIES shall vote so as to elect a replacement presented by the same PARTY that nominated the member being substituted.

Company’s Bylaws

SECTION II - The Board of Directors

Article 14 - The Board of Directors shall be composed of at least seven (7) and not more than nine (9) members, elected by the Shareholders Meeting, of whom a minimum of twenty per cent (20%) shall be Independent Board Members.

Paragraph 3 - The Board of Directors shall have a Chairman and a Deputy Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Article 15 - The members of the Board of Directors shall have a unified term of office of one (1) year, reelection admitted.

Article 16 - The members of the Board of Directors shall be vested in their respective offices upon signing the proper term, drawn up in the book of minutes of the Board of Directors, as well as the statement of consent referred to at the Regulation of the New Market Listing entered into by the Company, by means of which they commit to comply with the rules set forth therein at the time the Company adhered to the New Market.

Sole Paragraph - The members of the Board of Directors who represent the controlling shareholders shall also sign a term of commitment to the provisions of the Shareholders Agreement, by means of which they state that they are fully aware of its contents.

Article 17 - In the event of any vacancy in the Board of Directors, it shall be taken pursuant to the Law, with due regard to provisions of the Shareholders Agreements filed at the registered office.

5.3 Background

Election of the members of the Board of Directors: Annual General Meeting held on April 23, 2009.

Term of Office: Unified term of office of one year, until the AGM to be held in 2010.

Requirements: All the members of the Board of Directors are necessarily shareholders of the Company and, to be vested in their respective offices, signed a declaration that they are not subject to any sentence or penalty for any crime under Brazilian law that prohibits them from exercising commercial activity, an Instrument of Investiture, and term of commitment to the Regulation of the Bovespa New Market Listing entered into by the Company. Directors appointed by the control block shareholders have also signed the term of commitment to the provisions of the Company's Shareholders' Agreement.

Composition of the Board of Directors: LUIZ ANIBAL DE LIMA FERNANDES, FRANCISCO CAPRINO NETO, JOSÉ AYRES DE CAMPOS, RICARDO CARVALHO GIAMBRONI, MILTON LUCIANO DOS SANTOS, SUSANA HANNA STIPHAN JABRA, AND ANA DOLORES MOURA CARNEIRO DE NOVAES.

Election of the Chairman of the Board of Directors: In the meeting of the Board of Directors held on April 29, 2009, Mr. LUIZ ANIBAL DE LIMA FERNANDES was elected Chairman of the Board.

Brief Résumé

Born in Belo Horizonte, in 1942. Elected to the Board of Directors of CPFL Energia for the first time on April 10, 2007, nominated by shareholder VBC Energia S.A., and reelected for the following two terms of office, in 2008 and 2009. Throughout this entire period he held the office of Chairman of the Board of Directors.

He is a mechanical engineer and electrician, a graduate of the Federal University of Minas Gerais (UFMG) and took part in the Advanced Development Program for Executives jointly held by the Dom Cabral Foundation and INSEAD. His extensive résumé includes such offices as Finance and Investor Relations Officer of Companhia Energética de Minas Gerais - CEMIG (1983 to 1987), Finance and

Investor Relations Officer and Member of the Board of Directors of Centrais Elétricas Brasileiras S.A. - ELETROBRAS (1989 to 1990), Chief Executive Officer, Finance and Investor Relations Officer and Development Officer of ACESITA S.A. (1995 to 2005), and Managing Officer of VBC Energia S.A. (2007 to 2008).

Currently, he is Managing Partner of L.A & Associados - Participações e Negócios Ltda., based in Belo Horizonte.

Mr. LUIZ ANIBAL DE LIMA FERNANDES's impressive career, knowledge of the energy sector and leadership profile were factors that contributed decisively towards developing a constructive agenda between Shareholders and Executive Officers during the period of transition and implementation of the New Model of Corporate Governance adopted by the Company at the end of 2006.

Resignation: On August 28, Mr. LUIZ ANIBAL DE LIMA FERNANDES tendered his resignation as a board member to the Company's Board of Directors, advising his willingness to continue exercising the office of board member and Chairman of the Board until the new member, to be elected at the Shareholders' General Meeting, takes office.

5.4 Election of the new full member of the Board of Directors

Preliminary Meeting: The controlling shareholders of CPFL Energia - VBC Energia S.A., 521 Participações S.A. and Bonaire Participações S.A., jointly, in a Preliminary Meeting held on August 27, nominated Mr. PEDRO PULLEN PARENTE to assume the office of sitting member of the Board of Directors.

Deliberation by the Shareholder’s Meeting: The Extraordinary General Meeting is being called to deliberate and vote on the election of Mr. PEDRO PULLEN PARENTE, and it is foreseen that he will be vested in the office on the same date.

Brief Résumé

Born in Rio de Janeiro in 1953. He graduated in Electronic Engineering from the Federal University of Brasília (UNB) and has an equally impressive résumé, having held several government positions in the area of economics, such as Executive Secretary of the Ministry of Finance, Presidential Chief of Staff, Minister of Planning, Budget and Management and interim Minister of Mines and Energy (1999-2002).
Mr. PEDRO PULLEN PARENTE has also served as advisor to the International

Monetary Fund - IMF and government institutions, including State Departments and the National Constituent Assembly in 1988, besides having presided the Energy Crisis Management Commission (2001 to 2002).

He is currently the Deputy Chief Executive Officer of the RBS Group, which operates in the mass media sector in the states of Rio Grande do Sul and Santa Catarina, and a member of the Board of Directors of América Latina Logística S.A. - ALL. He has also sat on the Boards of Directors of Banco do Brasil, Petrobrás and TAM Linhas Aéreas S.A., and is a member of the Brazilian Institute of Competition Ethics and a fellow of George Washington University - Center of Latin American Studies.

Composition of the Board of Directors: After the EGM, the new composition of the Board of Directors will be as follows: PEDRO PULLEN PARENTE, FRANCISCO CAPRINO NETO, JOSÉ AYRES DE CAMPOS, RICARDO CARVALHO GIAMBRONI, MILTON LUCIANO DOS SANTOS, SUSANA HANNA STIPHAN JABRA, AND ANA DOLORES MOURA CARNEIRO DE NOVAES.

There are no changes to the names of the alternate board members and details about the composition of the Board of Directors, Fiscal Council and the Executive Board are available on the Company's Investor Relations website (www.cpfl.com.br/ir).

Election of the Chairman of the Board of Directors: The Ordinary Meeting of the Board of Directors, that will be held on September 30, will deliberate and vote on the election of Mr. PEDRO PULLEN PARENTE to the office of Chairman of the Board of Directors.

Standard Power of Attorney

Power of Attorney

By means of this power of attorney,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document RG n° [•], enrolled in the Individual Taxpayers Register CPF/MF under n° [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE] ("Principal"),
or
[SHAREHOLDER], enrolled in the Corporate Taxpayers Register - CNPJ/MF under n° [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by its legal representative ("Principal"),

Appoints and retains as their Attorney-in-fact Mr. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document - RG n° [•], enrolled in the Individual Taxpayers Register CPF/MF under n° [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE)] ("Attorney-in-fact"),

To represent them, as a shareholder of CPFL ENERGIA S.A. ("Company"), in the Extraordinary General Meeting to be held at the first call on September 28, 2009, at 10:30 a.m., and, if necessary, at the second call at a date to be advised in due course, at the Company's head office, located at Rua Gomes de Carvalho, 1,510, 14th floor, suite 1402, in the city of São Paulo, State of São Paulo, being authorized to examine, discuss, present justification and vote in the name of the Principal, in accordance with the instructions established below, on the matters on the Agenda.

For the purposes of granting this power of attorney, the Attorney-in-fact has limited powers to appear at the meetings and proffer the vote in accordance with the voting instructions, not being entitled or obliged to take any measures other than those required to comply with this power of attorney.

Agenda:

(I) To acknowledge the resignation of Mr. LUIZ ANIBAL DE LIMA FERNANDES as a sitting member of the Company's Board of Directors, a position to which he was elected by the Ordinary General Meeting on April 23, 2009, and

(II) To elect, pursuant to Article 17 of the Company's Bylaws, Mr. PEDRO PULLEN PARENTE to replace Mr. LUIZ ANIBAL DE LIMA FERNANDES for the remaining period of the unified one-year term of office of the Company's Board of Directors, pursuant to Article 150, paragraph 3 of Law 6,404/76.

In favor ( )	Against ( )	Abstention ( )

Justification of vote:

The term of validity of this power of attorney is 1 (one) month, as from this date.

São Paulo, [ ] de ---- de 2009
Principal Por: [ ](certified signature) Position: [ ]

Board of Directors Advisory Department
Rodovia Campinas-Mogi Mirim, km 2,5
CEP 13088.900 | Campinas | SP
cpfl@cpfl.com.br www.cpfl.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.